SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   ☑     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes    ☐   No    ☑

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Summary of the Annual General and Special Meeting of Shareholders held on October 31, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores

SUMMARY OF THE ANNUAL GENERAL AND SPECIAL MEETING OF

SHAREHOLDERS HELD ON OCTOBER 31, 2003

First Point:

It was unanimously approved the designation of the representatives of the Bank of Bermuda Isle of Man and Cresud SACIF y A to approve and sign the minute of the meeting.-

Second Point:

It was unanimously decided to approve the documentation required by Section 234, paragraph 1º of Law 19 550, for the fiscal year ended June 30, 2003.

Third Point:

It was unanimously decided to approve the performance of duties by the Board of Directors related to the fiscal year.

Fourth point:

It was unanimously decided to approve the performance of duties by the Supervisory Commission related to the fiscal year

Fifth point:

It was unanimously decided to apply the result of the fiscal year to the absorption of the cumulative losses at the beginning of the fiscal year.

Sixth point:

It was unanimously decided to approve the performance of the board of directors regarding the treatment of Personal Asset Tax to the shareholders and to delegate to the board of directors the collection of the amount paid for that concept.

Seventh point

It was unanimously approved the amount of Pesos 6,000,000 as Directors’ compensation for the fiscal year ended on June 30, 2003.

Eighth point:

It was unanimously approved no to pay any fees to Supervisory Commission.

Ninth point

It was unanimously decided to approve the resignation submitted by Mr. Juejati to his position as Regular Director.

Tenth point:

It was unanimously decided: (i) To fix the number of regular directors in eight and the number of alternate directors in five; (ii) to reappoint Eduardo S. Elsztain, Saúl Zang and Oscar Pedro Bergotto as regular directors for a three year period (All of them are considered non independent in terms of Resolution 400 of the Comisión Nacional de Valores); (iii) to appoint Mr. M. Fishman and Cedric Bridges as regular directors and Mr. Oscar Toppelberg and Emilio Cardenas as alternate directors, who are considered independent in terms of Resolution 400 of the Comisión Nacional de Valores, except Mr. Fishman who is not independent.

Eleventh point:

It was unanimously decided to appoint Jose Daniel Abelovich, Martín Barbafina and Marcelo Hector Fuxman as regular auditors and Roberto Murmis, Diego Niebuhr and Silvina Cecilia De Feo as alternate auditors, who are considered independent in terms of Resolution 400 of the Comisión Nacional de Valores

Twelfth point

It was unanimously decided to appoint the firms Price Waterhouse & Co. member of PriceWaterhouseCoopers and Abelovich, Polano & Asociados as Registered Accountants to certify the financial statements of the fiscal year 2003/2004 and to fix their respective fees in Pesos 358,000 and 75,000.

Thirteenth point:

It was decided not to join the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Resolution 677/2001 and to include in section 1 of company’s bylaws the following sentence: “Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria”(Company not joined to the Optional Statutory Body of Public Offering of Compulsory Acquisition).

Fourteenth point:

It was unanimously decided to approve the Auditing Committee’s body of rules.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: November 5, 2003